JOINT NEWS RELEASE

TEEKAY AND TORM COMPLETE TENDER OFFER FOR SHARES OF
OMI CORPORATION

June 6, 2007. Teekay Corporation (Teekay) (NYSE: TK) and A/S Dampskibsselskabet TORM (TORM) (DSE: TORM and NASDAQ: TRMD) today announced the completion of the tender offer by their jointly owned subsidiary, Omaha, Inc. (Omaha), for the outstanding shares of common stock of OMI Corporation (OMI) (NYSE: OMM) at $29.25 net per share in cash. The subsequent offering period for the offer expired at 5:00 p.m., New York City time, on June 5, 2007.
The depositary for the offer has advised Teekay and TORM, that, as of the expiration of the subsequent offering period, approximately 3,248,506 additional shares of OMI common stock, representing approximately 5.45% of the outstanding shares, were validly tendered during the subsequent offering period. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer. Following the purchase of the shares of common stock tendered during the subsequent offering period, the Purchaser beneficially owns a total of approximately 53,207,143 shares (excluding shares that had previously been tendered pursuant to guaranteed delivery procedures and that were not actually delivered), representing approximately 89.32% of the outstanding shares.
About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), and is further growing its operations in the offshore production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO). With a fleet of over 155 vessels, offices in 17 countries and 5,600 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company. Teekay changed its name from Teekay Shipping Corporation to Teekay Corporation on May 30, 2007.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
About TORM
TORM is one of the world’s leading carriers of refined oil products and has significant activities in the bulk market. The Company operates more than 100 modern and secure vessels, most of them in pool co-operation with other respected shipping companies, sharing TORM’s commitment to safety, environmental responsibility and customer service.
TORM was founded in 1889. The Company conducts business all over the world and is headquartered in Copenhagen, Denmark. TORM’s shares are listed in Copenhagen (ticker TORM) as well as on NASDAQ (ticker TRMD).
About OMI
OMI Corporation is a major international owner and operator of tankers. Its fleet aggregates approximately 3.5 million deadweight tons and comprises 13 Suezmax tankers (7 of which it owns and 6 of which are chartered-in) and 32 product carriers (of which it owns 28 and charters-in 4). In addition, the Company has 2 product carriers under construction, which will be delivered in 2009.
Forward looking statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding the closing of Teekay and TORM’s acquisition of OMI. There can be no assurance that other conditions to the closing of the acquisition will be satisfied.

Teekay Corporation For Investor Relations enquiries contact: Dave Drummond Tel: +1 (604) 844-6654	A/S Dampskibsselskabet TORM Klaus Kjærulff, CEO Tel: +45 39 17 92 00 Mobile: +45 40 10 81 11

For Media enquiries contact: Nicole Breuls Tel: +1 (604) 609-5898 Web site: www.teekay.com	N. E. Nielsen, Chairman Tel: +45 72 27 00 00 Mobile: +45 25 26 33 43 Web site: www.torm.com